FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 8/3/2010
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2010.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio Name: Pablo Brizzio	By:	/s/ Daniel Novegil Name: Daniel Novegil
	Title: Chief Financial Officer		Title: Chief Executive Officer
Dated: August 3, 2010

TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF JUNE 30, 2010
AND FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2010 AND 2009
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period		Six-month period
		ended June 30,		ended June 30,
	Notes	2010	2009	2010	2009
		(Unaudited)		(Unaudited)
Continuing operations
Net sales	3	1,926,640	1,140,293	3,577,239	2,314,948
Cost of sales	3 & 4	(1,398,989)	(1,048,698)	(2,612,634)	(2,093,270)

Gross profit	3	527,651	91,595	964,605	221,678

Selling, general and administrative expenses	3 & 5	(168,208)	(142,991)	(312,518)	(279,157)
Other operating (expenses) income, net	3	(256)	(695)	599	(21,095)

Operating income (loss)	3	359,187	(52,091)	652,686	(78,574)

Interest expense		(18,461)	(32,130)	(37,381)	(59,836)
Interest income		3,807	5,273	7,933	10,369
Interest income — Sidor financial asset	11	17,849	57,126	45,081	57,126
Other financial (expenses) income, net	6	(34,157)	223,752	62,078	58,747

Equity in (losses) earnings of associated companies		(661)	117	(884)	658

Income (loss) before income tax expense		327,564	202,047	729,513	(11,510)

Income tax (expense) benefit		(96,896)	(45,384)	(253,728)	51,155

Income from continuing operations		230,668	156,663	475,785	39,645

Discontinued operations
Gain from the disposal of Sidor	11	—	428,023	—	428,023

Profit for the period		230,668	584,686	475,785	467,668

Attributable to:
Equity holders of the Company		187,647	562,818	392,885	469,636
Non-controlling interests		43,021	21,868	82,900	(1,968)

		230,668	584,686	475,785	467,668

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share (expressed in USD per share) for profit:
- From continuing operations attributable to the equity holders		0.09	0.07	0.20	0.02
- From discontinued operations attributable to the equity holders		—	0.21	—	0.21
- For the period attributable to the equity holders		0.09	0.28	0.20	0.23
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Profit for the period	230,668	584,686	475,785	467,668

Other comprehensive income:

Currency translation adjustment	(51,057)	88,983	6,754	(109,688)
Cash flow hedges	2,452	16,059	3,242	24,786
Income tax relating to cash flow hedges	(735)	(4,496)	(972)	(6,940)

Other comprehensive (loss) income for the period, net of tax	(49,340)	100,546	9,024	(91,842)

Total comprehensive income for the period	181,328	685,232	484,809	375,826

Attributable to:
Equity holders of the Company	149,222	661,024	415,094	428,219
Non-controlling interests	32,106	24,208	69,715	(52,393)

	181,328	685,232	484,809	375,826

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

	Notes	June 30, 2010		December 31, 2009
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,065,452		4,040,415
Intangible assets, net	8	1,094,810		1,085,412
Investments in associated companies		5,651		6,577
Other investments, net		36,971		16,414
Receivables, net		67,188	5,270,072	101,317	5,250,135

Current assets
Receivables		89,944		136,300
Derivative financial instruments		11		1,588
Inventories, net		1,630,502		1,350,568
Trade receivables, net		705,254		437,835
Sidor financial asset	11	446,008		964,359
Other investments		6,638		46,844
Cash and cash equivalents		2,637,196	5,515,553	2,095,798	5,033,292

Non-current assets classified as held for sale			10,024		9,246

			5,525,577		5,042,538

Total assets			10,795,649		10,292,673

EQUITY
Capital and reserves attributable to the company’s equity holders			5,611,199		5,296,342

Non-controlling interests			996,308		964,897

Total equity			6,607,507		6,261,239

LIABILITIES
Non-current liabilities
Provisions		16,324		18,913
Deferred income tax		853,914		857,297
Other liabilities		197,636		176,626
Derivative financial instruments		30,239		32,627
Trade Payables		1,019		—
Borrowings		1,536,073	2,635,205	1,787,204	2,872,667

Current liabilities
Current tax liabilities		257,470		103,171
Other liabilities		112,163		57,021
Trade payables		632,081		412,967
Derivative financial instruments		42,552		46,083
Borrowings		508,671	1,552,937	539,525	1,158,767

Total liabilities			4,188,142		4,031,434

Total equity and liabilities			10,795,649		10,292,673

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency			Non-
	Capital stock	offering	and other	issue discount	translation	Retained		controlling	Total
	(2)	expenses	reserves	(3)	adjustment	earnings	Total	interests	Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						392,885	392,885	82,900	475,785
Other comprehensive income for the period

Currency translation adjustment					20,196		20,196	(13,442)	6,754
Cash flow hedges, net of tax			2,013				2,013	257	2,270

Total comprehensive income for the period			2,013		20,196	392,885	415,094	69,715	484,809

Dividends paid in cash and other distributions (See Note 9)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(38,304)	(38,304)

Balance at June 30, 2010 (unaudited)	2,004,743	(23,295)	1,627,992	(2,324,866)	(550,648)	4,877,273	5,611,199	996,308	6,607,507

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At June 30, 2010, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency			Non-
	Capital	offering	and other	issue discount	translation	Retained		controlling	Total
	stock (2)	expenses	reserves	(3)	adjustment	earnings	Total	interests	Equity
Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit (loss) for the period						469,636	469,636	(1,968)	467,668
Other comprehensive income (loss) for the period

Currency translation adjustment					(57,248)		(57,248)	(52,440)	(109,688)

Cash flow hedges, net of tax			15,831				15,831	2,015	17,846

Total comprehensive income (loss) for the period			15,831		(57,248)	469,636	428,219	(52,393)	375,826

Acquisition of business (4)			182				182	(378)	(196)

Balance at June 30, 2009 (unaudited)	2,004,743	(23,295)	1,718,298	(2,324,866)	(585,733)	4,236,624	5,025,771	911,323	5,937,094

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At June 30, 2009, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Six-month period
		ended June, 30
	Notes	2010	2009
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		475,785	39,645
Adjustments for:
Depreciation and amortization	7 & 8	185,291	189,894
Income tax accruals less payments		169,412	(145,995)
Equity in losses (earnings) of associated companies		884	(658)
Interest accruals less payments		402	22,812
Impairment charge	10 (ii)	—	27,022
Changes in provisions		4,079	2,463
Changes in working capital		(226,877)	779,521
Interest income — Sidor financial asset	11	(45,081)	(57,126)
Net foreign exchange results and others		(31,594)	(51,681)

Net cash provided by operating activities		532,301	805,897

Cash flows from investing activities
Capital expenditures	7 & 8	(150,083)	(110,670)
Proceeds from the sale of property, plant and equipment		825	639
Decrease in other investments		19,639	90,008
Acquisition of business		—	(196)
Proceeds from Sidor financial asset	11	563,432	400,000

Net cash provided by investing activities		433,813	379,781

Cash flows from financing activities
Dividends paid in cash and other distributions		(100,237)	—
Dividends paid in cash and other distributions by subsidiary companies		(38,304)	—
Proceeds from borrowings		11,402	161,980
Repayments of borrowings		(297,300)	(596,387)

Net cash used in financing activities		(424,439)	(434,407)

Increase in cash and cash equivalents		541,675	751,271

Movement in cash and cash equivalents
At January 1,		2,095,798	1,065,552
Effect of exchange rate changes		(277)	(800)
Increase in cash and cash equivalents		541,675	751,271

Cash and cash equivalents at June 30,		2,637,196	1,816,023

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information and basis of presentation
2	Accounting policies
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other financial (expenses) income, net
7	Property, plant and equipment, net
8	Intangible assets, net
9	Distribution of dividends
10	Contingencies, commitments and restrictions on the distribution of profits
11	Nationalization of Sidor
12	Acquisition of business
13	Related party transactions
14	Recently issued accounting pronouncements

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2009.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains that are included in the consolidated condensed interim income statement under “Other financial (expenses) income, net”.
These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on August 3, 2010.
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Six-month period ended June 30, 2010
Net sales	3,088,825	387,516	100,898	3,577,239
Cost of sales	(2,287,743)	(273,064)	(51,827)	(2,612,634)

Gross profit	801,082	114,452	49,071	964,605

Selling, general and administrative expenses	(275,042)	(28,123)	(9,353)	(312,518)
Other operating income, net	127	393	79	599

Operating income	526,167	86,722	39,797	652,686

Depreciation — PP&E	138,652	9,474	3,092	151,218

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information (continued)

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Six-month period ended June 30, 2009
Net sales	1,969,184	280,208	65,556	2,314,948
Cost of sales	(1,866,116)	(186,354)	(40,800)	(2,093,270)

Gross profit	103,068	93,854	24,756	221,678
Selling, general and administrative expenses	(246,665)	(25,289)	(7,203)	(279,157)
Other operating (expenses) income, net (*)	(21,656)	563	(2)	(21,095)

Operating (loss) income	(165,253)	69,128	17,551	(78,574)

Depreciation — PP&E	140,098	8,973	3,195	152,266

(*)	Flat steel products segment includes an impairment charge of intangible assets of USD 27.0 million (see Note 10 (ii)).
Geographical information
Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	South and
	Central	North	Europe
	America	America	and others	Total
	(Unaudited)
Six-month period ended June 30, 2010
Net sales	1,384,632	2,128,516	64,091	3,577,239
Depreciation — PP&E	53,310	97,899	9	151,218

Six-month period ended June 30, 2009
Net sales	756,975	1,405,184	152,789	2,314,948
Depreciation — PP&E	57,305	94,926	35	152,266

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Cost of sales

	Six-month period
	ended June 30,
	2010	2009
	(Unaudited)

Inventories at the beginning of the year	1,350,568	1,826,547

Translation differences	8,014	(53,822)
Plus: Charges for the period
Raw materials and consumables used and other movements	2,236,924	856,816
Services and fees	82,480	58,598
Labor cost	239,304	182,101
Depreciation of property, plant and equipment	142,455	149,841
Amortization of intangible assets	9,117	8,361
Maintenance expenses	163,182	99,602
Office expenses	3,180	2,543
Freight and transportation	15,911	17,584
Insurance	3,915	4,721
Recovery of provision for obsolescence	(1,954)	(37,381)
Valuation allowance	—	127,553
Recovery from sales of scrap and by-products	(22,533)	(10,617)
Others	12,573	12,090

Less: Inventories at the end of the period	(1,630,502)	(1,151,267)

Cost of sales	2,612,634	2,093,270

5 Selling, general and administrative expenses

	Six-month period
	ended June 30,
	2010	2009
	(Unaudited)

Services and fees	26,870	24,418
Labor cost	75,614	82,916
Depreciation of property plant and equipment	8,763	2,425
Amortization of intangible assets	24,956	29,267
Maintenance expenses	3,922	3,154
Taxes	42,259	32,042
Office expenses	15,532	11,980
Freight and transportation	106,328	84,339
Decrease of allowances for doubtful accounts	(493)	(1,859)
Others	8,767	10,475

Selling, general and administrative expenses	312,518	279,157

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
6 Other financial (expenses) income, net

	Six-month period
	Ended June 30,
	2010	2009
	(Unaudited)

Net foreign exchange gains	68,194	58,527
Change in fair value of derivative instruments	(804)	6,165
Debt issue costs	(2,289)	(2,790)
Others	(3,023)	(3,155)

Other financial income, net	62,078	58,747

7 Property, plant and equipment, net

	Six-month period
	ended June 30,
	2010	2009
	(Unaudited)

At the beginning of the year	4,040,415	4,212,313
Currency translation differences	41,325	(63,163)
Additions	139,392	98,706
Disposals	(4,462)	(1,331)
Depreciation charge	(151,218)	(152,266)
Transfers and other movements	—	(12,896)

At the end of the period	4,065,452	4,081,363

8 Intangible assets, net

	Six-month period
	ended June 30,
	2010	2009
	(Unaudited)

At the beginning of the year	1,085,412	1,136,367
Currency translation differences	32,780	21,279
Additions	10,691	11,964
Amortization charge	(34,073)	(37,628)
Impairment charge (*)	—	(27,022)

At the end of the period	1,094,810	1,104,960

(*)	This charge represents the full impairment over the steel supply contract mentioned in Note 10 (ii).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
9 Distribution of dividends
During the annual general shareholders ´ meeting held on June 2, 2010, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2009 and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 10, 2010.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
(a) Expansion project
Within the investment plan to increase its production capacity, Siderar has entered into several commitments to acquire new production equipment for a total consideration of USD 137.6 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 176.1 million which is due to terminate in 2025.
Given the severe international financial crisis initiated in 2008, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until September 30, 2010. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the commitments starting October 1, 2010.
(b) Raw material contracts
Siderar has assumed firm commitments for the purchase of raw materials for a total consideration USD 736.5 million. These commitments include certain purchases of raw materials at prices that are in aggregate USD 31.7 million higher than current market conditions.
(ii) Steel supply contracts
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Dongkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the offtakers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
(ii) Steel supply contracts (continued)
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico (as guarantor of Ternium Procurement ´s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the USD150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the offtakers understand would have under the off-take framework agreement (a limitation that Corus disputes). In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December
31, 2009

Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at December 31, 2009	1,535,379

Total shareholders’ equity under Luxembourg GAAP	5,356,393

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Nationalization of Sidor (continued)
At June 30, 2010, the carrying amount of the Sidor financial asset (following the receipt of USD 1,517.0 million cash payments) amounted to USD 446.0 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
In the three-month period ended June 30, 2009, the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which was disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009.
In the six-month period ended June 30, 2010, the Company recorded a gain in the amount of USD 45.1 million included in “Interest income — Sidor financial asset” in the Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
12 Acquisition of business
In April 2010, Ternium S.A. agreed to acquire a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Upon completion of this transaction, Ferrasa will have a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies.
Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector.
The transaction, which is subject to Colombian antitrust clearance and other customary conditions, is expected to close in the third quarter of 2010. Upon its completion Ferrasa is expected to have consolidated financial debt of approximately USD 120 million.
Ternium also agreed to purchase a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) for USD 0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
Upon closing, the former controlling shareholders will have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium will have an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
13 Related party transactions
The Company is controlled by San Faustín N.V. As of June 30, 2010, San Faustin N.V. beneficially owned 60.64% and Tenaris, which is also controlled by San Faustin, held 11.46%, of our outstanding voting stock. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
The following transactions were carried out with related parties:

	Six-month period
	ended June, 30
	2010	2009
	(Unaudited)

(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	86,929	17,711
Sales of services and others to associated parties	38	43
Sales of services and others to other related parties	1,191	330

	88,158	18,084

(b) Purchases of goods and services
Purchases of goods from other related parties	21,021	12,905
Purchases of services and others from associated parties	15,182	16,236
Purchases of services and others from other related parties	58,727	48,272

	94,930	77,413

(c) Financial results
Income with associated parties	30	475
Income with other related parties	—	118
Expenses with other related parties	—	(25)

	30	568

	June 30,	December 31,
	2010	2009
	(Unaudited)
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	441	329
Receivables from other related parties	30,617	13,128
Advances to suppliers with other related parties	3,118	15,687
Payables to associated parties	(1,718)	(1,775)
Payables to other related parties	(19,897)	(16,541)

	12,561	10,828

(b) Other investments — non current
Time deposits	16,169	16,161

	16,169	16,161

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
14 Recently issued accounting pronouncements
Improvements to International Financial Reporting Standards
In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of these improvements will not have a material effect on the Company’s financial condition or results of operations.
Pablo Brizzio
Chief Financial Officer